Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

June 30, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER ANNOUNCES FIRST MINERAL RESOURCE ESTIMATE FOR CATA CLAVO ZONE AT GUANAJUATO MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to report that Wardrop, a Tetra Tech Company, of Vancouver, B.C., has completed the first NI 43-101 compliant mineral resource estimate on the zone known as the ‘Cata Clavo’ at the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico. The new resource estimate of 5,032,000 silver equivalent ounces (Ag eq oz) represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit owned by the Company. Other zones, namely Guanajuatito and Rayas, are currently being mined and do not yet have a compliant resource. Further exploratory and delineation drilling are planned for these zones in order to establish additional resources in the future.

The Cata Clavo was the target of Great Panther’s deep drilling program in 2008 and is separated into three zones, namely, the Veta Madre, Alto 1, and Alto 2. The upper limit of the Veta Madre zone is set at the floor of the 430 metre level as it has been extensively mined out above this level, and all zones extend at least 100 metres vertically below the 430 metre level. The mineralized zones used in the resource represent only this 100 metre vertical height and a strike length of approximately 150 metres.

Using a cut-off net smelter return value of US$37.50/tonne, the capped indicated mineral resource contains 5,032,000 ounces silver equivalent, while the uncapped indicated mineral resource contains 6,491,000 ounces silver equivalent. Capped inferred resources are estimated at 285,000 ounces silver equivalent.

In order to define the mineral resource, an estimated net smelter return (“NSR”) was calculated for each resource block. The NSR assumed metal prices of US$12.50/oz Ag and US$890/oz Au, relevant 2009 concentrate sales contract terms, typical plant performance metal recoveries and concentrate grades, and mining dilution of 15%. Total operating costs for the mining of the Cata Clavo orebody, including mining, milling, and general and administration costs, are currently US$52/tonne. Experience gained from mining the Cata Clavo by the cut-and-fill mining method determined that the appropriate cut-off value for defining the resource be set at $US37.50/tonne NSR. For reference, Wardrop also estimated the resources using a $50.00/tonne NSR cut-off and both are presented in the table below.

The mineral resource estimation utilized geology and assay data from both exploration diamond drill-holes (37 holes at approximately 50-metre centers) and 50 production diamond drill-holes (detailed infill). Capping was applied separately to the exploration and production drill-holes. Assays from the exploration drill-holes were capped at 1,300g/t silver and 7.5g/t gold. Assays from the production drill-holes were capped at 4,000g/t silver and 15.5g/t gold. The impact of capping is negligible on the resource estimates for the Veta Madre and Alto 2 zones, but reduces the grade estimates by more than 45% for the higher grade Alto 1 zone. Since there has been little underground exposure and mining of the Alto 1 vein

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

to date, there is no experience to justify raising the capping values at this time and hence it is considered that there is much upside potential for this vein.

Indicated capped mineral resources at a cut-off NSR value of US$37.50/tonne are estimated to be 351,000 tonnes at grades of 359g/t silver and 1.19g/t gold, while uncapped grades are 462g/t Ag and 1.55g/t Au. The capped estimate contains 4,071,000 oz silver and 13,000 oz gold, or 5,032,000 silver equivalent ounces (Ag eq oz). The uncapped estimate contains 5,239,000 oz silver and 17,000 oz gold, or 6,491,000 Ag eq oz. In addition, capped inferred resources of 24,000 tonnes grading 296g/t silver and 0.98g/t gold are estimated, containing 231,000 oz silver and 765 oz gold, or 285,000 Ag eq oz.

Since early 2008, mine development and stoping, using mechanized cut-and-fill mining, has been carried out in the Veta Madre zone of the Cata Clavo between the 430 and 417 levels (immediately above the mineral resource area). During the 7-month period to the end of April 2009 (effective date of the mineral resource), a total of 19,894 tonnes of ore has been mined from this area at average mill-head grades of 308g/t silver and 1.44g/t gold. In the same period, an additional 16,551 tonnes, with an average grade of 354g/t silver and 1.58g/t gold has been processed from the mining of the Veta Madre zone above the 460 level of the Cata Clavo (within the indicated mineral resource). The ongoing mine development on the three zones generally confirms the Cata Clavo mineral resources and the resultant grades from mining and processing compare favorably to the Wardrop indicated mineral resource grades of 339g/t silver and 0.99g/t gold for the Veta Madre (see table below).

Indicated and inferred mineral resources at the Cata Clavo as estimated by Greg Mosher, P.Geo, qualified person, and reviewed by Gilles Arseneau, PhD, at Wardrop are tabulated below:

INDICATED	CUT-OFF (US$)	TONNES	Ag (g/t)	Ag CAP (g/t)	Au (g/t)	Au CAP (g/t)
ALTO 2	50.00	34,000	396	349	1.46	1.43
ALTO 2	37.50	39,000	359	318	1.36	1.33

ALTO 1	50.00	82,000	883	467	3.26	1.75
ALTO 1	37.50	96,000	776	419	2.85	1.55

MADRE	50.00	182,000	377	377	1.09	1.09
MADRE	37.50	215,000	339	339	0.99	0.99

TOTAL INDICATED @ $50 NSR		298,000	518	398	1.73	1.31
TOTAL INDICATED @ $37.50 NSR		351,000	462	359	1.55	1.19

INFERRED	CUT-OFF (US$)	TONNES	Ag (g/t)	Ag CAP (g/t)	Au (g/t)	Au CAP (g/t)
ALTO 2	50.00	3,000	518	370	1.58	1.43
ALTO 2	37.50	4,000	473	340	1.48	1.35

ALTO 1	50.00	6,000	233	233	0.69	0.69

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

ALTO 1	37.50	8,000	209	209	0.62	0.62

MADRE	50.00	9,000	389	389	1.25	1.25
MADRE	37.50	11,000	340	340	1.10	1.10

TOTAL INFERRED @ $50 NSR		19,000	366	337	1.14	1.11
TOTAL INFERRED @ $37.50 NSR		24,000	319	296	1.01	0.98

The Cata Clavo mineral resource was estimated by two methods, Inverse Distance Squared (ID2) and Nearest Neighbour (ID5). The ID2 estimate is considered to be the more representative of the two and the Nearest Neighbour estimate was carried out as a check of reasonableness of the ID2 estimate results. The interpretation of the Veta Madre, Alto 1 and Alto 2, along with the construction of the wireframe solids for mineral resource estimation, were completed by staff of the Company and duly checked by Wardrop.

Mining of the Cata Clavo represents one of three main areas being mined at the Guanajuato silver – gold mine and accounts for more than 50% of the total Guanajuato metal production. It will continue to be a major source of production as the Alto 1 zone is expected to be richer below the 460 level. An access decline is being driven beyond the 460 metre level and development and ore definition drilling of the Veta Madre, Alto 1, and Alto 2 zones of the Cata Clavo orebody is ongoing.

For the year, 2009, production from Guanajuato is estimated to be 1.07 million Ag oz and 5,250 Au oz, (1.48 million Ag eq oz). The resource estimate positively supports the potential for further increases in production from Guanajuato. The study by Wardrop points to potential areas, both laterally and at depth, where it is expected the resources of the Cata Clavo may be increased through additional exploration. Furthermore, Wardrop recommends a substantial underground exploration programme for the area between the Cata Clavo and the depth extension of the Rayas Clavo, approximately one kilometre along strike to the southeast. Maps, sections and previous news releases can be viewed on the Company’s website at www.greatpanther.com.

The Veta Madre and Alto 1 zones are complex zones of pyrite and argentite mineralization within argillic and propylitic alteration in brecciated shale. Footwall to the Veta Madre is a barren silica breccia with large angular shale fragments. The Alto 2 zone is a mix of shale and diorite fragment breccia at the shale contact with a hanging-wall diorite dyke. All zones strike generally NW-SE and dip 45 degrees southwest.

Samples were assayed by SGS at the Company’s Guanajuato Mine site laboratory. Robert F. Brown, P. Eng and Vice President of Exploration for the Company, is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company’s QA/QC program includes the regular insertion of blanks and standards into the sample shipments.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.